LUX AMBER, CORP.

207 Shaoyaoju Beili 712, Beijing, China l00029

July 18, 2018

Ameen Hamady and Tracey Houser
Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, NE, Washington, DC 20549

Reference:	Lux Amber, Corp.
Registration Statement on Form S-1
Filed on: June 11, 2018
File No. 333- 225545

Dear Ameen Hamady and Tracey Houser,

In response to your letter dated July 3, 2018, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.1 to its Registration Statement on FormS-1, as filed with the Securities and Exchange Commission on June11, 2018:

General Information About Our Company, page 3

1. Please provide a more detailed description of the nature of the website you acquired for $15,000 and whether the acquisition was from a related party or third party. Please also disclose the website address. The status of your website is unclear from your disclosures. For example, on page 18 you disclose that you acquired your website for $15,000.

However, page 19 indicates that you plan to design and develop your website. Please revise to clarify the status of your website. Please file the agreement acquiring the website as an exhibit or tell us why you are not required to do so.

RESPONSE: We have made some revisions on page 18 and 19 to clarify that the status of the website is operational. The website’s features are a powerful content management system, enhanced security against hacking and viruses and additional plug-ins for enhanced functionality and improved visualization. The acquired platform’s strong visual and internal technical features have the capacity to present the Company’s products and services in its best light and generate a large volume of potential customers. In addition, with the website we got a fully operational WeChat messenger's page, for easy communication with correspondents based in China. The site will provide an extensive portfolio of different products, such as bracelets, beads, necklaces and other products, as well as direct contact with the designer. The site will provide an extensive portfolio of different products, such as bracelets, beads, rosary, necklaces and other products, as well as direct contact with our designer.

Furthermore, the purchased platform provides us with an ability to improve the website much further by having additional hi-tech features such as a 3D design, which we have now mentioned on page 19. The website has been acquired from a third party. The website address has been disclosed in the same section at http://luxdesignjewelry.com.

2. Please provide further detail with regard to your business, including a general overview of the concept of your business.

RESPONSE: We have revised page 3 to provide further detail in regard to our business, with the addition to the overview of the business.

We plan to provide a unique type of service, which will involve the customer at the very beginning stage of the process – that is at the design stage. We will provide a user-friendly program that makes it simple and stimulating for the customer to design the type of jewelry they desire.  Once we are up and running we intend to offer our services to clients in China.We plan to work primarily with Amber, which is a versatile material that allows for significant pliability in designs making. Furthermore, we intend to provide several basic types of jewelry items: Bracelets; Necklaces; Beads; Chaplets; Pendants. We offer a customized design process to ourcustomers.

3. You appear to be a shell company as that term is defined in shell corporation as defined in Rule 405 of the Securities Act. In this regard, we note that you have no operations, nominal assets and no revenues. Please provide us with an analysis explaining why you are not a shell company, or revise your disclosure to clarify that you are a shell company.
RESPONSE: SEC Release No. 33-8587 defines a “shell company” as a company “…with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents,or assets consisting of any amount of cash and cash equivalents and nominal other assets.”

From inception, the Company has allocated significant effort, time and money to the development of the business.  In furtherance of the Company’s planned business, the Company investigated the market demand for amber jewelry throughout Chinese markets, analyzed what is on offer within the given segment of its markets and possible gaps in this particular industry across China. Moreover, we have purchased an operational website, as described in comment 1, made an agreement with Akunmila– under which Lux Amber, Corp. will design sketches upon the clients' request. Therefore, we do not believe that the Company can be classified as having “no or nominal operations” considering the business activities executed in furtherance of the Company’sdevelopment.

Risk Factors
The Company has an asset in a form of a corporate website..., page 6

4. Please clarify whether the "founder" described in this section is Ms Baranets. Please also revise page 23 to provide the information required by Item 403 of Regulation S-K. We note that on page 22 you disclose that 2,000,000 shares of common stock were issued to Ms. Baranets. However, the table on page 23 reflects zero shares for Ms. Baranets and 2,000,000 for all officers and directors. If 2,000,000 shares were issued to Ms. Baranets, then please update the Summary Compensation Table to reflect the issuance of such shares.

RESPONSE: This section has been revised accordingly. Plan of Distribution, page 11

5. We note your disclosure that the offering will continue for a period not to exceed180 days. However, on the cover page, you indicate that offering will continue for 270 days. Please revise to clarify the duration of theoffering.

RESPONSE: We have revised this information to state that the offering will continue for a period not to exceed 270 days.

Description of Our Business, page 13

6. Please provide the disclosure required by Item 504 of RegulationS-K.

RESPONSE: We have now included the approximate use of proceeds from the offering. General, page 13

7. We note that you are a Nevada corporation that plans to operate in China. Please providea discussion on the effect of existing or probable governmental regulations on your business  as a foreign company doing business inChina.

RESPONSE: We have added the following disclosure to our Form S-1:

We will be subject to applicable laws and regulations that relate directly or indirectly to our operations including the United States securities laws. We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to export and import of products from China and to the operation of any facility in any jurisdiction which we would conduct activities. We believe that government regulations in China will have no material impact on the way we conduct our business. Because our bank account is in the U.S., we will have access to the funds raised in this offering.

Under Paragraph 2 of Article 2 of the People’s Republic of China Corporate Income Tax Law (the “Corporate Income Law”), any foreign enterprise which shall constitute a resident enterprise shall meet both of the following requirements: (i) such enterprise was established under the laws of foreign countries or regions; and (ii) the actual management of such enterprise must be located within China. Further, under relevant provisions of the Circular of the State Administration of Taxation Regarding the Issues Relevant to the Identification of Chinese-controlled Enterprises Registered Abroad as Resident Enterprises by Actual Management (GuoShui Fa [2009] No. 82, “Circular No. 82”) issued by the State Administration of Taxation on April 22, 2009 and based upon our no-name inquiry to the People’s Republic of China State Administration for Taxation, any Chinese-controlled enterprise whose actual management is held to be located within China shall satisfy all of the following requirements: (i) the site, where the management of such enterprise responsible for the daily operation of such enterprise performs its duties, is located within China; (ii) the financial decisions (such as borrowings, extending loans, financing or financial risks management) and HR policies (such as appointment, dismissal or remunerations) shall be made or approved by the institution or personnelof such enterprise staying within China; (iii) 1/2 or more of the directors with voting rights or of the management of such enterprise live within China permanently; and (iv) the main assets, accounting books and stamps of and the minutes and files of the board of directors of and of shareholders’ meeting of such enterprise exist and will be maintained within China.

We believe that we are not considered a “resident enterprise” for PRC enterprise income tax purposes as we have no subsidiaries in China. We have executive offices in China, and all of our management is located in China. We make or approve the financial decisions (such as borrowing, extending loans, financing or financial risks management) and human resource policies (such as employees' appointment, dismissal and remunerations) within China and our sole director with voting rights are also located within China. However, our main assets, accounting books, stampsand minutes of our directors' board and of our shareholders' meetings exist and will be maintained in the USA but not within China, so we are not consistent with Item (iv) of the above four requirements under Circular No. 82 although our present conditions satisfy Items (i) to (iii) of the above requirements under Circular No. 82. Therefore, even if we are an enterprise established under the laws Nevada, and our management team is located within China, we believe that we shall not be held to be a resident enterprise under the Corporate Income TaxLaw.

Nevertheless, we cannot fully exclude the possibility that there is a difference or discrepancy between the interpretation of the Chinese authorities and our understanding as set forth above, nor can we assure that the statements or interpretations of the Chinese government officials will remain unchanged. Furthermore, we cannot exclude the possibility that the Chinese government will promulgate any new laws, regulations or provisions that will be in conflict with our understanding. If so, we may be classified as a ‘‘resident enterprise’’ for PRC enterprise income tax purposes, which could result in unfavourable  tax consequences to us and our non-PRC shareholders.

If the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations.

If we are considered a resident enterprise, this could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares and a 20% withholding tax on dividends we pay to our non-PRC individual stockholders and with respect to gains derived by our non-PRC individual stockholders from transferring our shares. If we are required under PRC law to withhold PRC income tax on dividends payable to our non-PRC investors or if you are required to pay PRC income tax on the transfer of our shares, the value of your investment in our shares may be materially and adversely affected.

Government policies are subject to rapid change and the government of China may adopt policies which have the effect of hindering private economic activity and greater economic decentralization. There is no assurance that the government of China will not significantly alter its policies from time to time without notice in a manner with reduces or eliminates any benefits from its present policies of economic reform. In addition, a substantial portion of productive assets in China remains government-owned. For instance, all lands are state-owned and business entities or individuals are granted by government state-owned land use rights. The granting process is typically based on government policies at the time of grant, which could be lengthy and complex. This process may adversely affect our business. The government of China also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency and providing preferential treatment to particular industries or companies. Uncertainties may arise with changing of governmental policies and measures. In addition, changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency, the nationalization or other expropriation of private enterprises, as well as adverse changes in the political, economic or social conditions in China, could have a material adverse effect on our business, results of operations and financial condition.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China.

8. Please disclose the sources and availability of raw materials, such as amber, for your business. Please also revise page 18 to include your plans for sourcing and purchasing the raw materials for your jewelry and the costs associated withprocurement.

RESPONSE: We have stated in the disclosure that we only provide design service – we do not sell the jewellery; therefore we do not require the raw materials.

Contracts, page 14

9. Please clarify what you mean by an "executed verbal contract." If you believe youhave an enforceable contract with Ms. Baranets, please describe all material terms of such contract.

RESPONSE: We have amended the statement as follows: We have a Consulting Agreement with our sole officer.

Election under Section 107(b) of the JOBS Act, page 15

10. Your disclosure states that you have made the irrevocable election to not adopt the extended transition period for complying with new or revised accounting standards. However on page 17, you disclose that you have elected to take advantage of theextended transition period for complying with new or revised accounting standards. Please revise your disclosures throughout the Form S-1 to select a consistent election regarding compliance with new or revised accountingstandards.

RESPONSE: We have updated this information in the given section.

Description of our Business
Background Information about our Officer and Director, page 21

11. Please revise to provide more detail as to Ms. Baranets background, including the positions she has held and the companies for which sheworked.

RESPONSE: We have added the following information to our disclosure:

Mrs. Baranets has been a freelance designer for mainly Chinese clients. Her customers included small businesses, personal friends and design agencies. Her duties included the following business activities: liaising with clients to determine their requirements and budget, print and production, planning and budgeting for marketing campaigns, developing concepts, graphics and layouts arrangement for product illustrations, company logos creation and website design and development.

Executive Compensation, page 21

12. You disclose the compensation for Ms. Baranets "is being deferred until the Companyis in a position to start payments under her employment agreement." Please clarify the point at which the company intends to make these payments.

RESPONSE: We have made a disclosure to state that we plan to defer compensation until we raise funds from this offering.

Note 8 – Subsequent Events, page F-12

13. Please disclose the date the financial statements were issued (i.e., through which subsequent events were evaluated) in accordance with ASC855-10-50-1.

RESPONSE: We have now disclosed the date the financial statements were issued (i.e., through which subsequent events were evaluated). The date is June 07, 2018.

Please direct any further comments or questions directly to :

Yuliia Baranets
Email: info@luxdesignjewelry.com
Telephone: (702) 425-3256

Sincerely,

/s/ Yuliia Baranets
Yuliia Baranets, CEO

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